Exhibit 11.1

Atento S.A.

GENERAL CODE OF ETHICS

INTRODUCTION

The purpose of this General Code of Ethics (the “Code”) is to provide a framework for making ethical business decisions in the course of Atento S.A.’s and its subsidiaries’ (collectively, the “Company”) business, to establish the importance of exercising sound, ethical judgment and to recognize the shared values we have with our customers, stockholders, employees and other third parties with whom we do business. All directors, officers, employees and agents of the Company, and members of their immediate family, are subject to the Code (each such person is sometimes referred to in this Code as “you”).

Any waiver of the application of the Code with respect to executive officers or directors must be approved by the Board of Directors or its designated committee and must be disclosed to the extent required by law or regulation.

GENERAL PRINCIPLES

The Company expects and requires you to adhere to the following standards of conduct:

•

Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships in accordance with law and the Company’s policy regarding conflicts of interest;

•

Full, fair, accurate, timely, and understandable disclosure in reports and documents that the Company files with, or submits to, the Securities and Exchange Commission (or investors) and in other public communications made by the Company;

•	Compliance with applicable governmental laws, rules and regulations and the Company’s policies;

•	The prompt internal reporting to an appropriate person or persons (or use of the Company’s anonymous, confidential reporting system) identified in the Code of violations of the Company’s policies; and

•	Accountability for adherence to the Code.

I.	POLICIES AND PRACTICES*

A.	Compliance with Laws

You must obey the laws of the jurisdictions in which the Company operates. Where necessary, seek guidance from your supervisor or the Legal and Regulatory Compliance Director. No person has authority to violate any law or to direct others to violate any law on behalf of the Company. You should also refer to the additional policies that the Company has in place.

B.	Conflicts of Interest

A conflict of interest may arise where your loyalties are divided, or appear to be divided, between your business interests and those of the Company. The Company expects that you will not knowingly place yourself in a position that would have the appearance of being, or could be construed to be, in conflict with the Company’s interests. The following is not exhaustive, but identifies potential areas of conflicted interests:

*	The Code is not an express or implied contract of employment and does not create any contractual rights of any kind between the Company and you.

1.	Accepting Gifts and Entertainment

Accepting any gift of more than nominal value or entertainment that is more than a routine social amenity can appear to be an attempt to gain favorable treatment from the recipient.

a.	Gifts, Entertainment and other Gratuities to the Company’s Representatives

You are urged to give careful consideration to the acceptance of any gift of more than nominal value. The key is to keep an arm’s length relationship, to avoid excessive or lavish gifts, and to ensure that the gift is reasonable and appropriate under the circumstances. Gifts of any amount may never be solicited, and gifts of cash or securities may never be accepted. In the case of entertainment, it must be of a reasonable nature and in the course of a meeting or another occasion for the purpose of bona fide business discussions or to foster better business relations. In cases where the gift is of more than nominal value, you should consult the Legal and Regulatory Compliance Director on proper handling.

b.	Gifts and Business Courtesies to Non-Government Persons

You are permitted to provide meals, refreshments, entertainment and other business courtesies of reasonable value to non-government persons in support of the Company’s business activities, so long as this practice (i) does not violate any law or regulation, or the standards of the recipient’s organization and (ii) is consistent with industry practices, infrequent in nature, and not lavish or extravagant. While the latter is difficult to define with specificity, use common sense and good judgment. It is illegal for the Company or its representatives to pay to or receive anything of value from any labor organization.

2.	Payments to U.S. Government Personnel

There are a number of laws and regulations regarding business gratuities which may be accepted by U.S. government personnel. The promise, offer or delivery to an official or employee of the U.S. government or a state government of a gift, favor or other gratuity in violation of these rules would not only violate Company policy but could also be a criminal offense. Non-U.S. governments, may have similar rules. You must consult with the Legal and Regulatory Compliance Director prior to making any such gifts.

3.	The U.S. Foreign Corrupt Practices Act

Employees must not give anything of value to foreign governmental agents if doing so could be interpreted as an attempt to curry favor on behalf of the Company. It is the Company’s policy to comply strictly with all laws governing the offering of gratuities and other items of value to foreign government employees.

The U.S. Foreign Corrupt Practices Act (the “FCPA”) prohibits any U.S. person or company or any foreign person or company working on behalf of a U.S. person or company from giving anything of value, directly or indirectly, to foreign government officials. “Foreign government officials” is broadly defined under the FCPA and may include, but is not limited to, non-U.S. government officials and employees at any level of government, members of foreign political parties, candidates for foreign political office, foreign political officials and employees of entities that are owned, operated or controlled in whole or in part by a foreign government.

Among other things, prohibited conduct can include paying for meals or entertainment, providing transportation, and making gifts. The FCPA prohibition includes making any payments or giving anything of value through intermediaries. The FCPA must be followed under all circumstances, even if making such payments follows customary local practice. You must also avoid any actions that may create the appearance of improperly influencing a government official.

Before making any payment or giving anything of value to a foreign official, you should consult with your supervisor.

The Company is required under the FCPA to keep books, records, and accounts in reasonable detail that accurately and fairly show the Company’s assets and how the Company’s money has been spent. The Company has adopted a system of internal accounting and operating controls and procedures that you must strictly adhere to in providing financial and business transaction information to and within the Company so that all underlying transactions are properly documented, recorded, and reported. These internal controls are the backbone of the integrity of the Company’s financial records and financial statements.

Violations of the FCPA can result in civil and criminal penalties for both the Company and the individuals involved.

4.	Outside Employment/Conflicting Outside Activities

Employees are not to engage in outside work or conflicting outside activities that have, or could have a material effect on the employee’s duties to the Company; imply sponsorship or support by the Company; adversely affect the reputation of the Company, or otherwise compete with the Company. This prohibition also extends to the unauthorized use or application of resources and of any proprietary, confidential, or trade secret information or intellectual property. If you wish to accept outside employment or engage in a conflicting outside activity (or have any questions about whether an outside activity conflicts with your employment by the Company), you must submit a request containing pertinent information about the outside employment or activity and obtain the prior written approval of your supervisor. Employees who have been authorized to engage in, and have accepted, outside work or an outside activity may not use paid time off to pursue that effort.

5.	Employees’ Interests in Other Businesses

If you are considering investing in a credit source, supplier or competitor, great care must be taken to ensure that these investments do not compromise your responsibilities with the Company. Many factors should be considered in determining whether a conflict exists, including the size and nature of the investment; your ability to influence the Company’s decisions; your access to confidential information of the Company or of the other company; and the nature of the relationship between the Company and the other company. The Audit Committee of the Company’s Board of Directors must approve in advance any such investment. Furthermore, if you wish to serve as an officer or director to an outside business on your own time, you must receive prior approval in writing from the Chief Executive Officer or the Legal and Regulatory Compliance Director. If the circumstances of the outside business change substantially, you must seek re-approval. (Employees are permitted, however, to serve on charity boards or in family businesses that have no relationship to the Company).

6.	Political Involvement

You are advised that your participation in the political process, including any donations, must be for yourself individually, on your own time, and at your own expense. The Company will not reimburse you for such contributions and you should not request such reimbursement.

C.	Use and Protection of Information, Property, Systems and Other Resources

The facilities and other resources provided by the Company are to be used in support of its business. Any personal use permitted by Company policy must be incidental, not interfere with work requirements, and not be excessive.

1.	Offensive and Inappropriate Material; Illegal Activities

The Company’s policies prohibit using these resources to send, distribute or receive illegal, sexually explicit, abusive, offensive, profane, defamatory or other inappropriate content.

2.	Solicitations on Work Premises

Solicitation not related to the business of the Company in its workplace is prohibited without the prior written consent of the Chief Executive Officer, Chief Financial Officer or Legal and Regulatory Compliance Director.

Sites may have bulletin boards or other procedures for distributing general interest, local information at work sites. Use of these resources are authorized when related to charitable or similar efforts, are limited to the designated bulletin boards or other areas, and result in no personal solicitation (i.e., posting of a sign-up sheet). Consult with your supervisor or facility manager for local bulletin board and e-mail procedures.

3.	Theft and Misuse of the Company’s Resources

Actual or attempted theft or misuse of the Company’s resources, including documents, equipment, intellectual property, personal property of other employees, cash or any other items of value is subject to immediate termination and possible criminal proceedings. You have a responsibility to report any actual or attempted theft or misuse to the Company’s management.

4.	Proprietary and Other Confidential Information

You must safeguard and hold in strict confidence proprietary, confidential and/or trade secret information, including information of the Company or any of its business partners. You should exercise prudence and care in dealing with such information. Your use of the information is strictly limited to your work for the Company and the relevant project on which the information was disclosed to you. Any such information must be returned when requested or upon the termination of your employment.

5.	Other Competitive Information

The Company will not condone obtaining information concerning competitors through illegal means or other illicit or non-industry standard means, the propriety of which reasonably could be questioned.

6.	Third Party Intellectual Property

Unauthorized use of third party intellectual property, including copyrighted materials, trademarks, and patented items, by employees is strictly prohibited. You should be aware that unauthorized use can result in both civil and criminal penalties and sanctions. Employees are to comply with guidelines established by the Company, to report violations to the Legal and Regulatory Compliance Director, and to consult the Legal and Regulatory Compliance Director for questions regarding appropriate usage and authorization.

7.	Electronic Communications

You are responsible for using the Company’s electronic information and communications systems, including facsimile, voice mail, electronic mail, internet, laptop and personal computer systems (collectively, the “Systems”), properly and in accordance with Company policy. Generally speaking, you should be aware of the following:

•	The Systems, and all communications, memoranda, files or other data created, uploaded, downloaded, sent, accessed, received or stored on any System (“Messages”), are property of the Company.

•	Except for minimal incidental and occasional personal use, the Systems are for Company business use. Pornography and computer games are strictly prohibited.

•	You should not have an expectation of privacy in any Messages you create, upload, download, send, receive or store, as they may be monitored by the Company at any time.

•	Messages should not contain content that another person (including the recipient thereof and any other person) may consider offensive, disruptive, defamatory or derogatory.

•	Attempting to access or “hacking” into Company Systems to which you do not have access or into computer systems of third parties is strictly prohibited.

8.	Litigation and Claims

The Company, like all other businesses, is from time to time involved in disputes that may result in claims or litigation. If you ever receive a legal document related to the Company, such as a summons, complaint, subpoena or discovery request, whether from a governmental agency or otherwise, you must immediately contact the Legal and Regulatory Compliance Director to ensure an appropriate and timely response. Do not respond to any request, answer any questions or produce any documents without first discussing with the Legal and Regulatory Compliance Director. Also, it is not appropriate to attempt to list legal matters or pending litigation in vendor or supplier qualification forms, RFPs or RFQs, or in any questionnaires. Under no circumstance should you threaten or initiate legal action on behalf of the Company.

D.	Securities Laws

It is your obligation to safeguard the Company’s non-public information and not to share this information with anyone except as required by your work responsibilities. Non-public information is information that has not been disclosed or made available to the general public. Such information may include financial data, plans for acquisitions, material contracts, or the hiring, firing or resignation of a member of the Board of Directors or an officer of the Company. Trading in stocks or securities based on non-public information, or providing non-public information to others so that they may trade, is illegal and may result in prosecution. The trading of stock by directors, officers and employees of the Company is subject to compliance with applicable laws and the Company’s Statement of Policy to All Company Personnel Concerning Securities Trading and Disclosure of Confidential Information. Employees having questions about the sale or purchase of a security that might involve non-public information or securities laws should review the Company’s Statement of Policy to All Company Personnel Concerning Securities Trading and Disclosure of Confidential Information and then consult the Legal and Regulatory Compliance Director. Just as the Company values and protects its own non-public information, we respect the non-public information of other companies.

E.	Bribery, Kickback and Fraud

No funds or assets shall be paid, loaned or otherwise given as bribes, kickbacks, or other payments designed to influence or compromise the conduct of the recipient; and no employee of the Company shall accept any funds or other assets for assisting in obtaining business or for securing special concessions from the Company. You should conduct Company business in such a manner that our reputation and integrity will not be impugned if the details of these dealings should become a matter of public discussion. To illustrate the standard that the Company expects you to maintain, the following conduct is expressly prohibited:

•	Payment or receipt of money, gifts, loans or other favors that may tend to influence business decisions or compromise independent judgment;

•	Payment or receipt of kickbacks or other improper payments for obtaining business for or from the Company;

•	Payment of bribes to government officials to obtain favorable rulings; and

•	Any other activity that would similarly degrade the reputation or integrity of the Company.

Employees have a responsibility to report any actual or attempted bribery, kickback or fraud.

F.	Workplace Health and Safety

The Company is committed to providing a drug-free, safe, and healthy workplace in accordance with applicable laws and regulations. Therefore, you are required to follow carefully all safety instructions and procedures that the Company implements. You should promptly report accidents, injuries, or other health and safety concerns, and refer related questions, to your supervisor or the responsible facility manager.

G.	Employment Matters

The Company is committed to fostering a business-like atmosphere that promotes equal employment opportunities and prohibits discriminatory practices, including harassment. The Company expects that relationships among persons in the workplace will likewise be business-like and free of unlawful bias, prejudice and harassment. You are expected to be conscientious, reliable and honest; to perform assigned responsibilities and duties in accord with acceptable standards; to be courteous and cooperative with co-workers, management and customers; and to ensure the integrity and ethical standards of the Company. You will not engage in activities that interfere with the performance of the operating procedures of the Company or those of our suppliers.

1.	Non-Discrimination/Anti-Harassment

The Company’s policy is to ensure equal employment opportunity without discrimination or harassment on the basis of age, color, disability, national origin, race, religion, sex or other status protected by applicable law.

2.	Anti-Retaliation

You may not interfere with or retaliate against another employee who invokes his or her legal rights, or participates in an investigation, and any such retaliation may result in the termination of your employment.

3.	Workplace Relationships

You are not permitted to maintain a close personal or private relationship where the employment relationship is of a supervisor/subordinate nature, involves financial or audit oversight or control, or constitutes a possible conflict of interest. The Company will endeavor to exercise discretion in its review of the matter, and the Company may elect to arrange for a suitable change in the working relationship, subject to the approval of the Company’s management. In the event that the Company elects not to arrange for a suitable change in the working relationship or one cannot be implemented within a period of time acceptable to the Company, the Company reserves the right to require resignation of one or both of the employees from the Company.

4.	Substance Abuse

You may not use, possess, distribute, sell or be under the influence of alcohol or illegal drugs; use over-the-counter or prescription drugs in a manner inconsistent with the legally prescribed amount and accompanying instructions; or improperly or illegally use any inhalant or perception-altering substance in the performance of work for the Company or while on the premises of the Company.

H.	Books and Records

The Company’s internal accounting controls are intended to safeguard the assets of the Company and to ensure the accuracy of its financial records and reports, which form the basis for managing our business and fulfilling our obligations to stockholders, employees and regulatory authorities. These records, including financial records, must properly, accurately and completely reflect all components of transactions in accordance with law and be promptly entered on our books. No person may interfere with or seek to improperly influence, directly or indirectly, the accuracy, completeness or auditing of such records. All reports made to regulatory authorities must be full, fair, accurate, timely and understandable. If an employee becomes aware of any improper transaction or accounting practice, he or she must report the matter immediately to his or her supervisor.

I.	Document Retention

There are legal requirements that certain records be retained for specific periods of time. Whenever it becomes apparent that documents of any type will be required in connection with a lawsuit or government investigation, all possibly relevant documents should be preserved, and ordinary destruction of documents pertaining to the subjects of the litigation or investigation should be immediately suspended. If you are uncertain whether documents under your control should be preserved because they might relate to a lawsuit or investigation, you should contact the Legal and Regulatory Compliance Director.

II.	COMPLIANCE WITH THIS CODE OF ETHICS

As a condition to employment, the Company reserves the right to require you to complete and submit a certification in a form designated by the Company pertaining to your compliance with this Code upon commencement of employment and as frequently thereafter as the Company may deem advisable. A violation of this Code may result in appropriate disciplinary action, including termination of employment. Violations of this Code are not the only basis for disciplinary action, as the Company has additional policies and procedures governing conduct and certain civil and criminal laws and regulations may result in external sanctions. The Company further reserves the right to take disciplinary action on any matters pertaining to employee conduct, whether or not they are expressly discussed in this document.

III.	REPORTING SUSPECTED NON-COMPLIANCE

A.	General Policy

As described in this Code, certain persons must review and approve in writing any circumstance requiring special permission. Copies of these approvals should be maintained by the Company in accordance with the Company’s document retention policy. As part of the commitment to ethical and legal conduct, we expect employees to report information about suspected violations of this Code to their supervisor, a Company officer, the Legal and Regulatory Compliance Director or the Company’s anonymous, confidential reporting system. Failure to report known wrongdoing may result in disciplinary action against those who fail to report.

B.	Complaint Procedure

1.	Notification of Complaint

Known or suspected violations of this Code should be reported promptly, in writing where practical.

2.	Investigation

Employees are expected to cooperate in investigations of any suspected violation.

3.	Confidentiality

Investigations will be conducted discreetly, as appropriate under the circumstances. Those investigating do not act as personal representatives or lawyers for employees. Parties to an investigation shall not discuss the matter with other employees.

4.	Protection against Retaliation

Retaliation in any form against an individual who reports a violation, or assists in the investigation, of the Code or of law, even if the report is mistaken, is itself a serious violation of this Code and will not be tolerated. Acts of retaliation should be reported immediately and will be disciplined appropriately. Employees who submit a complaint in bad faith may face disciplinary action, including termination.

IV.	ACKNOWLEDGEMENT

Each director, officer and employee shall annually acknowledge by signing, manually or electronically, a certification substantially in the following form, that they have read, understood and complied with this Code.

ATENTO S.A. AND SUBSIDIARIES

GENERAL CODE OF ETHICS

CERTIFICATION

Certification Period:                      to                     .

I have read and understand the Atento S.A. General Code of Ethics.

I certify that to the best of my knowledge and information, I have no reason to believe that there is or has been during the certification period a violation of Atento S.A.’s policies as to conflicts of interest and ethical business conduct, as summarized in the Atento S.A. General Code of Ethics, except as to issues of which I have personal knowledge that have been referred to Atento S.A.’s Legal and Regulatory Compliance Director for review. If there are any such exceptions, I have within the last week personally verified with the Legal and Regulatory Compliance Director that each such exception issue is under active review or has been resolved.

Signature

Typed or Printed Name

Date